EXHIBIT 99.1

Molecular Partners Confirms Retained Activity of Ensovibep on the Positions Mutated in Emerging Omicron Variant of SARS-CoV-2 In Vitro

  Ensovibep retains activity with regard to all relevant individual positions mutated in Omicron, the newly discovered viral variant of concern
  Testing on the full Omicron variant has initiated, with results expected in the coming weeks
  Global Phase 2-3 EMPATHY clinical study ongoing with topline phase 2 data available in early 2022

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Nov. 30, 2021 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR:
Molecular Partners, a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today issued a statement regarding the recently identified SARS-CoV-2 variant, termed Omicron (B.1.1.529)1. The Omicron strain contains 32 new mutations compared to the wild-type strain originally identified in Wuhan, China. Based on previous studies, ensovibep, a tri-specific antiviral targeting the spike protein of SARS-CoV-2, maintains full potency against the individual positions of relevance to ensovibep that are mutated in the Omicron variant.

“With our ongoing global Phase 2-3 clinical trial (EMPATHY) of ensovibep in ambulatory patients, it is imperative that we continually monitor the efficacy of our antiviral against all existing variants, especially variants of concern. While we are only beginning to understand the impact of the Omicron variant, we are thankful to our collaborators at the CHUV and the NIH for having already assessed the individual mutations of this new variant, providing us with confidence that ensovibep is likely to remain active against this emerging threat,” said Patrick Amstutz, CEO of Molecular Partners.

In partnership with the Centre Hospitalier Universitaire Lausanne (CHUV) and the National Institutes of Health (NIH) and throughout its development, ensovibep has been consistently tested in vitro against all existing and potential variants of concerns. To date, ensovibep has maintained activity in vitro against all variants of concern detected, including the Delta strain2. Testing has been initiated in order to confirm the potency of ensovibep against the full Omicron pseudotype virus that comprises all mutations simultaneously.

Tri-specific Cooperative Binding Mechanism, designed to prevent loss of potency:
By the merits of its design, ensovibep contains three individual DARPin domains which are highly neutralizing to SARS-Cov-2. When constructed into a single molecule, ensovibep protects against mutational burden through a process known as cooperative binding. The cooperative binding of all three DARPin domains allows potent binding on the spike protein. Even if one of the three binders loses some binding capacity due to a mutation, it is well backed up by the other binding domains. This unique MoA allows ensovibep to efficiently protect against a multitude of variants.

EMPATHY clinical trial
Ensovibep is currently being evaluated in EMPATHY, a global Phase 2-3 study designed to explore the use of ensovibep for the treatment of COVID-19 in patients who are in the early stages of infection to prevent worsening symptoms and hospitalization. Molecular Partners’ collaboration partner, Novartis, is conducting the clinical trial for ensovibep, with Molecular Partners as a sponsor. The phase 2b portion of EMPATHY enrolled patients across six countries. Topline data for the first 400 patients are expected in early 2022.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

1 https://www.who.int/news/item/26-11-2021-classification-of-omicron-(b.1.1.529)-sars-cov-2-variant-of-concern
2 NIH COVID open data server

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, including expectations regarding timing of clinical trials or the potential therapeutic and clinical benefits of Molecular Partners’ product candidates, including ensovibep’s potency against the individual positions that are mutated in the Omicron variant and the efficacy of ensovibep against a virus that recapitulates all the mutations simultaneously. These statements may be identified by words such as “expect”, “may”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include our ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; our reliance on third party partners and collaborators over which we may not always have full control; our plans to develop and potentially commercialize our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and ability to achieve market acceptance of our product candidates; the potential impact of the COVID-19 pandemic on our operations or clinical trials; the risk that testing may not confirm the efficacy of ensovibep against a virus that recapitulates all the mutations simultaneously (a full Omicron pseudo-variant); our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; our ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Registration Statement on Form F-1 filed with Securities and Exchange Commission (SEC) on June 14, 2021 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952